UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Disclosure of Acquisition of Treasury Shares

September 2, 2009 – 06:00 pm CET

DISCLOSURE OF ACQUISITION OF TREASURY SHARES

BRUSSELS, Belgium, September 2, 2009 – Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, discloses the information with respect to the acquisition of treasury shares required under the new article 207 of the Royal Decree of January 30, 2001 implementing the Belgian Company Code.

Delhaize Group has recently acquired the following number of shares on Euronext Brussels in order to satisfy exercises of stock options:

Purchase date	Number of shares purchased	Unit purchase price
August 24, 2009	25 000	EUR	47.373
August 25, 2009	30 882	EUR	47.76

More information on the modalities of these purchases can be found in the 2008 Annual Report of Delhaize Group on page 90.

» Delhaize Group

Delhaize Group is a Belgian food retailer present in six countries on three continents. At the end of the second quarter of 2009, Delhaize Group’s sales network consisted of 2 684 stores. In 2008, Delhaize Group posted EUR 19 billion (USD 28 billion) in revenues and EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com

» Contacts

Geert Verellen: +32 2 412 83 62
Aurélie Bultynck: +32 2 412 83 61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: September 3, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President